Exhibit 12.1
Ratio of Earnings to Fixed Charges and Preferred Share Dividends
(in millions of U.S. dollars except ratios)

	Years Ended December 31
	2012	2011	2010	2009	2008
Earnings per Financial Statements	$2,706	$1,540	$3,085	$2,523	$1,182
Add:
Provision for income taxes	270	502	553	521	367
Fixed charges	287	288	251	253	256
Earnings for Computation	$3,263	$2,330	$3,889	$3,297	$1,805
Fixed Charges
Interest Expense	$250	$250	$224	$225	$230
One third of payments under operating leases	37	38	27	28	26
Total Fixed Charges	$287	$288	$251	$253	$256
Ratio of Earnings to Fixed Charges	11.4	8.1	15.5	13.0	7.1
Preferred Share Dividends	$—	$—	$—	$—	$24
Total Fixed Charges and Preferred Share Dividends	$287	$288	$251	$253	$280
Ratio of Earnings to Fixed Charges and
Preferred Share Dividends	11.4	8.1	15.5	13.0	6.5

Note:	ACE recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e., excluded from interest expense).